SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No.  0)1

ARGOSY EDUCATION GROUP, INC.
(Name of Issuer)

CLASS A COMMON STOCK
(Title of Class of Securities)


040222101
(CUSIP Number)


12/31/1999
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

		[ X ]	Rule 13d-1 (b)

		[   ]	Rule 13d-1 (c)

		[   ]	Rule 13d-1 (d)


 1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

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1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         The Robert Wood Johnson Foundation
         22-6029397
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2.   CHECK THE APPROPRIATE BOX IF THE MEMBER OF A GROUP
                                                        (a)[   ]
                                                        (b)[   ]
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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION
          New Jersey

------------------------------------ ---------------------------
                               5. SOLE VOTING POWER
 NUMBER OF                           126,7000
 SHARES                        -----------------------------
 BENEFICIALLY                  6. SHARED VOTING POWER
 OWNED BY
 EACH
 REPORTING                     -----------------------------
 PERSON                        7. SOLE DISPOSITIVE POWER
 WITH                                0
                              -----------------------------
                               8. SHARED DISPOSITIVE POWER
                                     126,700
---------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         126,700
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10. CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES                                               [   ]
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         6.17%
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12.  TYPE OF REPORTING PERSON
         EP

Item 1(a). Name of Issuer:

                ARGOSY EDUCATION GROUP, INC.

Item 1(b). Address of Issuer's Principal Executive Offices:

                First National Plaza, 20 S Clark Street 3rd Floor
                Chicago IL  60603

Item 2(a). Name of Person Filing:

                 The Robert Wood Johnson Foundation







Item 2(b). Address of Principal Business Office or, if None,
           Residence:

                Route 1 and College Road East
                Princeton, NJ  08543-2316

Item 2(c). Citizenship:

                New Jersey

Item 2(d). Title of Class of Securities:

                CLASS A COMMON STOCK

Item 2(e). CUSIP Number:

                040222101

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or
         13d-2(b) or (c), Check Whether the Person Filing is a:

    (a) [   ] Broker or dealer registered under Section 15 of the Act.

    (b) [   ] Bank as defined in Section 3(a)(6) of the Act.

    (c) [   ] Insurance Company as defined in Section 3(a)(19) of
              the Act.

    (d) [   ] Investment Company registered under Section 8 of the
              Investment Company Act.

    (e) [   ] An investment adviser in accordance with
                Rule 13d-1(b)(1)(ii)(E);

    (f) [ X ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

    (g) [   ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);  see item 7;

    (h) [   ] A savings association as defined in Section 3(b) of the
              Federal Deposit Insurance Act;

    (i) [   ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

    (j) [   ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c),
        check this box [   ]

Item 4. Ownership.
        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a)  Amount beneficially owned: 126,700


             .

       (b)  Percent of class: 6.17%

       (c)  Number of shares as to which such person has:

        (i) Sole power to vote or to direct the vote        126,700
       (ii) Shared power to vote or to direct the vote
      (iii) Sole power to dispose or to direct the
            disposition of                                  0
       (iv) Shared power to dispose or to direct the
            disposition of                                  126,700


Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

         [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another
         Person.


         Wellington Management Company, LLP










Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on by the Parent Holding
        Company.

               N/A

Item 8. Identification and Classification of Members of the Group.

               Not Applicable.  This schedule is not being filed
               Pursuant to Rule 13d-1(b)(1)(ii)(J) or Rule 13d-1(d).

Item 9.  Notice of Dissolution of Group.

               Not Applicable.

Item 10. Certification.

(a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

       "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. "


                           J. Warren Wood, III


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.







                       Name: J. Warren Wood, III
                       Title: Vice President, General Counsel, and Secretary
                       Date:  February 14, 2000